MaxsMaking Inc.

Room 903, Building 2, Kangjian Business Plaza

No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

VIA EDGAR

November 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark Hugh West Eranga Dias Evan Ewing

Re:	MaxsMaking Inc.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted October 16, 2024
CIK No. 0002008007

Ladies and Gentlemen:

MaxsMaking Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 28, 2024, regarding the Amendment No. 2 to Draft Registration Statement on Form F-1 submitted to the Commission on October 16, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comment, the Company is filing via Edgar a revised registration statement on Form F-1 (the “Registration Statement”) simultaneously with the submission of this response letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page F-60

1.	We note your disclosure on page F-24 that you received significant capital contributions subsequent to your balance sheet date. Please revise your disclosure here to include a separate bullet describing the pro forma impact of those contributions, along with separate pro forma presentation in your table provided.

Response:

In response to the Staff’s comment, we have revised our disclosures on page 60 of the Registration Statement.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Wei Wang, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Xiaozhong Lin
Name:	Xiaozhong Ling
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP